UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. )*

MANDALAY RESORT GROUP

(Name of Issuer)

COMMON STOCK, $.01 2/3 PAR VALUE

(Title of Class of Securities)

562567107

(CUSIP Number)

December 26, 2000

(Date of Event which Requires Filing of Statement)

Check the appropriate box to designate the Rule pursuant to which this Schedule is filed:

[ ] Rule 13d - 1(b)

[x] Rule 13d - 1(c)

[ ] Rule 13d - 1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

(Continued on following page(s))

CUSIP No. 562567107
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): BANK OF AMERICA CORPORATION 56-0906609
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	3,870,807
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	3,870,807
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,870,807
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 562567107
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): NMS Services Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	3,824,700
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	3,824,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,824700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 562567107
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): NMS Services (Cayman) Inc
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	3,824,700
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	3,824,700
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,824,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 562567107
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): MBG Trust - Wilmington Trust Owner Trustee - 941687665
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	3,824,700
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	3,824,700
		SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,824,700
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 5.0%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

CUSIP No. 562567107
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): NB Holdings Corp.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	46,107
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	46,107
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,107
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) HC

CUSIP No. 562567107
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Bank of America NA
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	14,070
		SHARED VOTING POWER	32,037
		SOLE DISPOSITIVE POWER	14,070
		SHARED DISPOSITIVE POWER	32,037
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 46,107
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.1%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) BK

CUSIP No. 562567107
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Banc of America Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION NC
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	0
		SHARED VOTING POWER	32,037
		SOLE DISPOSITIVE POWER	0
		SHARED DISPOSITIVE POWER	32,037
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,037
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. 562567107
1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY): Banc of America Capital Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) [ ] (b) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION MD
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5 6 7 8	SOLE VOTING POWER	32,037
		SHARED VOTING POWER	0
		SOLE DISPOSITIVE POWER	32,037
		SHARED DISPOSITIVE POWER	0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 32,037
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0.04%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

Item 1(a). Name of Issuer: MANDALAY RESORT GROUP

Item 1(b). Address of Issuer's Principal Executive Offices:

3950 Las Vegas Blvd. South

Las Vegas, Nevada 89119

Item 2(a). Name of Person Filing:

Bank of America Corporation

NMS Services Inc.

NMS Services (Cayman) Inc.

MBG Trust - Wilmington Trust Owner Trustee

NB Holdings Corporation

Bank of America NA

Banc of America Advisors, Inc.

Banc of America Capital Management, Inc.

Item 2(b). Address of Principal Business Office or, if None,

Residence:

Bank of America Corporation

100 North Tryon Street

Charlotte, NC 28255

Item 2(c). Citizenship:

Bank of America Corporation - Delaware

NMS Services Inc. - Delaware

NMS Services (Cayman) Inc. - Cayman Islands

MBG Trust - Wilmington Trust Owner Trustee - US

NB Holdings Corporation - Delaware

Bank of America NA - US

Banc of America Advisors, Inc. - NC

Banc of America Capital Management, Inc. - MD

Item 2(d). Title of Class of Securities:

Common Stock

Item 2(e). CUSIP Number: 562567107

Item 3. If This Statement is Filed Pursuant to Rule 13d-1(b), or

13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under Section 15 of the Exchange Act.

(b) [ ] Bank as defined in Section 3(a)(6) of the Exchange Act.

(c) [ ] Insurance company as defined in Section 3(a)(19) of the Exchange Act.

(d) [ ] Investment company registered under Section 8 of the Investment Company Act.

(e) [ ] An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

If this statement is filed pursuant to Rule 13d-1(c), check this box. [x]

Item 4. Ownership:

With respect to the beneficial ownership of the reporting person, see Items 5 through 11 of the cover pages to this Schedule 13G (p. 2), which are incorporated herein by reference.

Item 5. Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of

Another Person:

Mandalay Resort Group may have, under certain circumstances, the right to receive dividends from or the proceeds from the sale of, [Securities/Shares] owned by MBG Trust pursuant to the Stock Purchase Agreement, dated as of September 8, 2000, between Mandalay Resort Group, Bank of America, N.A. and MBG Trust.

Item 7. Identification and Classification of the Subsidiary which

Acquired the Security Being Reported on By the Parent

Holding Company:

Not applicable.

Item 8. Identification and Classification of Members of the

Group:

Not applicable.

Item 9. Notice of Dissolution of Group:

Not applicable.

Item 10. Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 16, 2001

Bank of America Corporation

NMS Services Inc.

NMS Services (Cayman) Inc.

MBG Trust - Wilmington Trust Owner Trustee

NB Holdings Corporation

Bank of America NA

Banc of America Advisors, Inc.

Banc of America Capital Management, Inc.

By: /s/ David J. Walker

(Signature)

David J. Walker / Senior Vice President

(Name/Title)